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Exhibit 99

Report by the Chairman of the Board of Directors
(Article 117 of the French Law on financial security, Article 225-37, Paragraph 6 of the Code de Commerce)
(Unofficial English Translation)

Preparation and organization of the activities of the Board of Directors

  Composition of the Board of Directors

        Transgene is directed by a Board of Directors currently consisting of nine members. The Directors are appointed for four- year terms. The shareholders will be asked to approve a reduction of the Directors' terms to two years at the shareholders' meeting scheduled for June 6, 2005. Each Director must hold at least one share of the Company.

        As it currently stands, the Board of Directors has four independent directors.

        The NASDAQ Stock Market (on which Transgene is listed) has adopted new rules, pursuant to the regulations laid down by the Securities and Exchange Commission (SEC) in accordance with the Sarbanes-Oxley Law, and which define, in particular, criteria for non-independence of a director. Although those criteria are close to the ones listed by the Viennot and Bouton Reports, application of which is recommended to French companies, certain differences exist. The Board has therefore decided to instigate reasoned application of both families of criteria, and has entrusted the compensation and nomination committee with the task of examining the situation of each Director accordingly.

        There are no directors elected by the employees to the Board of Directors. Two employees, one of whom represents employees at the staff level (cadres), represent the Comité d'entreprise (a mandatory committee under French Labor Law comprised of representatives of employees and management) and attend the meetings of the Board of Directors.

        In addition to the auditors, who take part in most of the meetings of the Board, the following also attend all of the meetings: the Chief Executive Officer (CEO), the Chief Financial Officer, and the Director of Legal Affairs who acts as Secretary for the Board. In addition, the Board regularly hears the Vice-Presidents of Medical and Regulatory Affairs, of Research, of Pharmaceutical Development and of Business Development, on the progress and major events of their activities, as well as certain project managers on the progress of their work.

  Activities of the Board of Directors

        The Board of Directors met four times in 2004, with an average attendance of 80% of the Directors. Attendance fees are paid, after each meeting, only to the independent directors who have attended the meeting. At each meeting, the Board of Directors is informed in detail about the situation of the Company in terms of the development of its activities, progress made in its clinical programs and its financial situation. In addition to performing its legal functions with respect to establishing the Company's annual and half-year financial statements and preparing and calling general shareholders' meetings, the Board of Directors studied strategic issues related to the Company's business plan and its refinancing. The Board regularly hears from the Audit Committee and the Compensation and Nomination Committee and considers their recommendations. In December 2004, the Board of Directors reported the departure of our former Chief Executive Officer, Jean-François Carmier, approved the separation of the functions of Chairman of the Board of Directors and Chief Executive Officer and appointed Philippe Archinard as Chief Executive Officer and confirmed me as Chairman of the Board.

        The Board of Directors has decided to adopt an internal code of rules for its functioning which are in the process of being drawn up. A memorandum to the directors and senior executives of the Company sets forth their obligations as regards any action they take on the Company's securities, with respect both to the French and American regulations, due to the fact that the Company's securities are listed both on the Eurolist of Euronext and on the Nasdaq. By way of example, they may make transactions on the securities of the Company only if at least 48 hours have elapsed since the release of information on the financial statements of the Company or of any other important information. NASD has adopted new rules including corporate governance standards applicable to issuers listed on the NASDAQ. They must, in particular, establish a code of ethics for all directors, executive officers and employees. The Board has decided to establish such a code for all directors and management which will be provided to any person upon request addressed to the Company's headquarters, in accordance with the rules of the NASD.

The Board of Directors is assisted by two committees:

        The audit committee consists of three independent directors and of one non-voting member representing TSGH, the majority shareholder. The Chief Financial Officer is requested at each meeting to present the financial information of the Company and to answer questions from the committee.

        The committee is responsible for advising the Board of Directors on financial and accounting issues, in particular as regards the financial statements, their auditing and compliance with the bookkeeping standards, the choice of the auditors and the process for their re-nomination, the fees and charges of the auditors, and internal auditing and control. In addition, the audit committee supervises the cash investment policy. The audit committee met six times during the last financial year (three physical meetings and three telephone meetings), with at least two members being present at each of those sessions. The audit committee operates under a charter that is regularly revised and adapted to accommodate changes in corporate governance practices.

        The committee has regularly reported to the Board of Directors and made recommendations.

        The compensation and nomination committee consists of two independent directors.

        It is responsible for proposing to the Board of Directors the compensation and bonuses, as well as stock options, of the senior executives and key people in the Company. It meets and optionally deliberates through telephone conferences as and when necessary; it met once in 2004, with all members present. The Board has also assigned to the committee the task of selecting and proposing applicants for the offices of Director, and of examining the situation of each director with respect to independence criteria.

Restrictions on the powers of the Chief Executive Officer

        On December 7, 2004, the Board of Directors decided on the separation of the functions of Chairman of the Board and Chief Executive Officer, which had previously been performed by the Chairman-Chief Executive Officer. The preceding Chairman of the Board has continued in this position, and the function of Chief Executive Officer has been attributed to Philippe Archinard, who is also a member of the Board of Directors. He assumes the duties of Managing Director (Directeur Général) pursuant to the Code de Commerce, and no restriction has been put on the powers attributed to him by law.

Internal control procedures

        As of the early years of its existence, the Company put in place a set of operating procedures, in particular as regards committing financial and human resources, thereby contributing to creating a control-oriented environment. As it has developed, the Company has changed its objectives and methods of control, in particular with a view to keeping its main financial resource, its available cash, under control, and to ensuring that it complies with the regulatory requirements as a biopharmaceutical company.

        After recalling the objectives of internal control in any organization, this chapter of the present report lists the specific responses provided by the Company.

Objective and definition of internal control

        Internal control is a process implemented by the General Management and the staff of an organization to provide reasonable assurance that the following objectives are reached:

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  reliability of financial information;

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  optimization of operations;

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  protection of assets; and

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  compliance with applicable regulations and laws.

        One of the objectives of the system of internal control is to anticipate and effectively manage risks resulting from the Company's activities and risks of error or fraud, particularly as concerns accounting and financial matters. As for any system of control, it cannot however provide an absolute guaranty that these risks are totally eliminated.

The players in and contributors to internal control at Transgene

Board of Directors and its committees

        The first part of the report describes the conditions under which the Board of Directors seeks to optimize the Company's operations. The audit committee is party to the process of internal control, in particular as regards the Company's financial disclosures. To this end, it is informed, before each quarterly, half-yearly, and yearly publication, of the Group's financial statements and of the discussion accompanying them.

The Scientific Advisory Committee

        This committee was terminated in 2004.

Clinical Advisory Committee

        Transgene convenes two Clinical advisory committee meetings per year, each of which brings together seven members of the medical community. The committee meetings are assigned the task of examining the strategy and programs for the clinical development of product candidates in order to bring a critical perspective and to contribute to alternatives to developing those products.

Management committee (Codir)

        The Codir, led by the CEO, meets monthly and brings together the eight members of the management team. Minutes of the meetings are systematically drawn up. The Company's Managing Pharmacist may attend any meeting of the Codir. The Codir assesses the progress of the Company, checks, in all aspects of management, that the progress plan and the assigned objectives are complied with, and debates on all of the organization and operational strategy issues put on the agenda by its members. In addition, a report is issued monthly to the President, highlighting all of the salient points and warnings relating to the activity.

The "projects" organization

        Transgene is organized in functional departments which operate together under a strong "project" organization. The focuses of Applied research, product research and development, and subcontracting programs are managed as projects, each project having a project manager and reporting schedules. The project manager is in charge of coordinating, leading, and optimizing the various cross-department tasks necessary for the success of the project. The project manager establishes a development plan and a schedule, and issues a monthly report with milestones reached and warnings. Each project is allocated resources (manpower) and the time spent on it is monitored through computerized time statements filled in by all of the researchers and technicians of the company. A project management committee (COMAP), which replaced the project steering committee (COPIL) in April 2005, is responsible for the proper management of our clinical portfolio and for tracking the project progress within the planned budget and calendar. The COMAP meets monthly for each project and quarterly for a complete review of the portfolio.

The control-oriented environment in the pharmaceuticals industry

        Research and development, pre-clinical trials, clinical trials, premises and equipment, manufacturing and marketing for therapeutic products are subject to very comprehensive regulations developed by numerous governmental authorities in France, in Europe, in the United States, or in other countries. The European Medicines Agency (EMEA), the Agence Française de Sécurité Sanitaire des Produits de Santé (AFSSAPS), the Food and Drug Administration (FDA) in the United States, and others require compliance with strict regulations for manufacturing, developing, and marketing products such as the ones that Transgene develops. Pharmaceutical facilities are regularly inspected by such bodies, to identify defaults and determine the appropriate corrective actions.

        In this environment of strict control, the internal control organization must be capable of ensuring that standards are complied with. To this end, the Company has set up a quality assurance department whose aim is to satisfy the regulatory requirements of quality and safety of pharmaceutical products destined for human use. It has developed an extensive documentary system of procedures, instructions, and dockets, which it maintains strictly (in terms of issuance, modifications and deletions). In June 2003, 1,305 applicable documents were listed. The assurance quality department regularly audits the system in order to verify that it complies with Good Manufacturing Practices, and regularly monitors changes in the applicable regulations. As a result, 11 audits were performed in 2004.

        In the field of clinical trials, Transgene complies with the Good Clinical Practices of the International Conference on Harmonization or with the national regulations, if they are stricter. An employee of the medical department is specifically in charge of the quality of clinical operations and conducts audits on the documentation and on the application of procedures, and also gives advice to the members of the management team. The quality assurance department also commissions audits of clinical trials.

Insurance and coverage for risks

        In order to outsource a portion of the financial burden of operational risks, the Company has put in place a policy of coverage for the main insurable risks with guarantee amounts that it considers to be compatible with its cash consumption requirements.

Determining priority risks and processes

        Transgene considers certain operational and financial risks as being significant, either by their probability of occurrence, or by their impact on the Company. They are the subject of the following procedures:

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  Protection of the integrity of the strategic scientific, medical, and computer data

        The strategic data of the Company is backed up essentially by procedures for separate archiving, duplication and storage, using the existence of two distinct and distant sites making it possible to limit the risk of total loss.

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  Protection of the strategic biological material

        The batches of finished, and semi-finished products, and the cell or viral seed banks are stored in deep freezers that are secured with alarms connected to the security post. Surveillance of the site is performed by a security guard 24 hours a day.

        As regards the critical initial biological materials (viral constructions made on the Strasbourg site), an instruction exists that aims to collect samples of those constructions every three months and to store them in two deep freezers located on different premises. A database for the samples is kept by the quality assurance department. In 2003, the Company purchased a mobile electricity generator serving, pursuant to detailed emergency instructions, to mitigate a prolonged power shut down which might put the backup deep freezer at risk.

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  Preserving cash

        Cash and cash equivalents constitute the main financial asset of the Company. The controls put in place aim to ensure that the invested funds are used well and are secure, and they are, in particular, as follows:

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  establishment of an itemized budget per section, and quarterly budgetary control;

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  prior authorization for any commitment at hierarchical levels as a function of the level and of the nature of the spending. In 2004, following comments from our external auditors, members of management who did not systematically follow this procedure were reminded of its application;

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  double signature required for any cash outlay (except for the Chairman of the Board of Directors); and

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  establishment of a monthly cash-flow statement and receipt by the Chief accountant and by the Chief Financial Officer of a monthly report from the banks holding surplus cash deposits.

Other accounting and financial procedures

        The Group establishes consolidated annual accounts according to French (through December 31, 2004), international (beginning January 1, 2005) and American generally accepted accounting principles (GAAP), and individual accounts for Transgene S.A. The Group prepares consolidated half-yearly accounts to French GAAP that are subjected to limited review by the auditors. In 2004, the Group decided to limit quarterly financial reports to its cash position and cash-flow. The consolidation process does not involve any particular complication, since the scope of consolidation includes only Transgene S.A. and its wholly-owned subsidiary, Transgene, Inc.

        With respect to the transition to international accounting principles, the opening balance sheet at January 1, 2004 and the financial statements for the year 2004 were established according to IFRS by the Group and disclosed in the Group's document de référence (its French annual report).

        Financial statements for 2004 were established using our previous operational financial information system through December 31, 2004. This system was replaced beginning January 1, 2005, by new software designed to manage purchases and supplies, stock, general and analytical accounting and budget reporting. The establishment of the new system was accompanied by a redefinition of the user profiles to permit an improved separation of tasks. Procedures for the computerized management approval (workflow) of purchase requests, consumption of stocks and orders are in operation. The management of restatements in US and international GAAP previously managed via Excel should be integrated in the new system in 2005 to enable improved verification and supervision of accounting entries. Finally, the establishment of a "business intelligence" program should allow us to automate quarterly budget reporting, now according to an international standards format, and to ensure consistent accounting and management information. The Company has also developed and put into service at the end of 2004 a program for the management of travel expenses which should permit the systematic computerized validation of expenses by management, the travel supervisor and the Chief Financial Officer.

        The French annual reports filed annually with the French and American market regulatory authorities, and the publications of the financial statements in the B.A.L.O. (Bulletin des Annonces Légales Obligatoires [Bulletin of Obligatory Legal Announcements]) are drawn up jointly by the Chief Financial Officer and by the Director of Legal Affairs. They are reviewed by the legal advisers and the auditors of the Group.

        Conclusion: It is important to note that, while it is a small company (168 employees), Transgene has put in place an extensive internal control organization and procedures, in particular with regard to its pharmaceutical activity. This report addresses the main aspects of that internal control in summary manner. It is part of a continuous effort for assessing the effectiveness of the main procedures that will aim to supplement information to shareholders in future reports.

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  Exhibit 99